Amendment to
                          Investment Advisory Agreement
                         between Maxim Series Fund, Inc.
                         and G W Capital Management, LLC

         The following amendment is made to the Investment Advisory Agreement between Maxim Series Fund, Inc. and GW Capital Management, LLC, dated December 5, 1997, as amended effective July 26, 1999 (the "Agreement"), and is hereby incorporated into and made a part of the Agreement:


1. Article I, is amended by inserting the following Section D following Article I, Section C:

         D. Relationship With Sub-advisers Pursuant to Manger-of-Managers Structure. In fulfilling its duties, the Adviser may select and contract at its own expense with sub-advisers to manage the purchase, retention and disposition of the investments, securities and cash of each Portfolio other than the Maxim JP Morgan Growth & Income Portfolio or any other Portfolio that is part of a master-feeder arrangement. Furthermore, one or more Portfolios, as determined by the Adviser, may be advised by two or more sub-advisers. Under these circumstances, the Adviser would allocate such a Portfolio's assets between and among its sub-advisers. The Adviser will continue to have responsibility for all investment advisory services furnished pursuant to any sub-advisory agreement.

         The Fund and the Adviser understand and agree that the Adviser will manage the Fund in a "manager-of-managers" style, which contemplates that the Adviser, among other things, is responsible for

(i)      reviewing and recommending prospective sub-advisers for each Portfolio;

(ii) monitoring and supervising each sub-adviser's performance, including each sub-adviser's practices in placing orders and selecting brokers and dealers to execute the Portfolios' transactions and in negotiating commission rates;

(iii) providing investment management evaluation services including quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations with the sub-advisers;

(iv) communicating performance expectations and evaluations to each sub-adviser;

(v) determining whether each sub-advisory agreement should be renewed, modified, or terminated; and

(vi) providing reports to the Board covering the results of its evaluation, monitoring functions and determinations with respect to each sub-adviser.

 All actions of the Adviser are subject to review by the Board. The Fund recognizes that a sub-adviser's services may be terminated or modified pursuant to this process, and that the Adviser may appoint a new sub-adviser for a sub-adviser that is so removed.

         Each sub-adviser's fees will be paid by the Adviser out of the advisory fees received from each of the Portfolios. The fee will be computed daily and paid periodically at an annual rate applied to the value of the average daily net assets of the Portfolio or, in the future, the portion of the Portfolio managed by that sub-adviser. Fees paid to a sub-adviser of a Portfolio with multiple sub-advisers would depend both on the fee rate negotiated with the Adviser and on the percentage of the Portfolio's assets allocated to that sub-adviser by the Adviser, which may vary from time to time. Thus, the basis for fees paid to any such sub-adviser would not be constant, and the relative amounts of fees paid to the various sub-advisers of a Portfolio would fluctuate. These internal fluctuations, however, would not affect the total management fees paid by a Portfolio, which would continue to be fixed at the rates and on the terms described in Article II, Section A of the Agreement. The Fund and its Portfolios have no responsibility to compensate any sub-adviser in any manner.

         The sub-advisers serve in a sub-advisory capacity to the Adviser with respect to each Portfolio for which they provide investment advice. Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each sub-adviser for a Portfolio:

         (i) furnishes a continuous investment program for the Portfolio (or, in the future, the portion thereof for which it provides investment advice) it advises in accordance with the Portfolio's stated investment objectives and policies;

         (ii) makes investment decisions for the Portfolio (or, in the future, the portion thereof for which it provides investment advice); and

         (iii) places all orders to purchase and sell securities on behalf of the Portfolio (or, in the future, the portion thereof for which it provides investment advice).

 Each sub-adviser is, and any future sub-adviser will be, unless exempt, registered as an investment adviser under the Investment Advisers Act of 1940 and is or will be an "investment adviser," as defined in Section 2(a)(20) of the Investment Company Act, with respect to the Portfolio or Portfolios (or portion thereof) for which it provides investment advice. In addition, a sub-adviser may perform certain limited administrative functions associated with its services for the relevant Portfolio(s) as set forth in the relevant sub-advisory agreement.

         If a Portfolio employs multiple sub-advisers, each of whom would have complete discretion to purchase and sell portfolio securities for that portion of the assets of the Portfolio assigned to it by the Adviser, the Adviser will monitor the performance of both the Portfolio as a whole and each sub-adviser and will reallocate Portfolio assets among individual sub-advisers, or recommend to the Board that a Portfolio employ or terminate particular sub-advisers, to the extent necessary to achieve the overall objective of the particular Portfolio.

         Pursuant to the "manager-of-managers" structure, each sub-adviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Directors who are not "interested persons," as defined in section 2(a)(19) of the Investment Company Act, of the Fund or the Manager (the "Independent Directors"), and each sub-adviser will perform its services pursuant to a written sub-advisory agreement that complies with Section 15(a) of the Investment Company Act and has been approved by the Board, including a majority of the Independent Directors.

2. The preamble is amended to reflect that the Adviser has registered to do business under the name "Maxim Capital Management, LLC."

         IN WITNESS WHEREOF, the parties hereto have caused this amending agreement to be executed in duplicate, in their names and on their behalf by and through their duly authorized officers as of the ___ day of __________, 2002.

                                                     MAXIM SERIES FUND, INC.


Attest:
By:      /s/ Beverly A. Byrne                       /s/ W.T. McCallum
Name:    Beverly A. Byrne                            Name:  W.T. McCallum
                                                     Title:  President

                                                 GW CAPITAL MANAGEMENT, LLC
                                            (d/b/a Maxim Capital Management LLC)


Attest:
By:      /s/ Beverly A. Byrne                     /s/ M.T.G. Graye
Name:    Beverly A. Byrne                         Name:  M.T.G. Graye